August 31, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	RedHill Biopharma Ltd.
Form 20-F
Filed February 25, 2016
File No. 001-35773

Ladies and Gentlemen:

We are submitting this letter in response to comments contained in a letter dated August 16, 2016 by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced Form 20-F. This letter repeats the comment in the Staff's letter, followed by our response. Unless the context otherwise requires, references to "the Company," "our," "us," or "we" mean RedHill Biopharma Ltd.

Item 4. Information on the Company

Acquisition and License Agreements

License Agreement for BEKINDA, page 47

1.	In future filings, please revise the description of your license agreement with Temple University to describe the material provisions of the agreement. Your disclosure should include up-front payments, aggregate amounts paid to date under the agreement, aggregate future potential milestone payments, a range of the royalty rates, the term of the agreement and any material termination provisions. Please also file the agreement as an exhibit to your future Exchange Act filings. In the alternative, tell us why you believe you are not substantially dependent on the license agreement. See Instruction 4(b) to the Exhibits for Form 20-F.

Response: The Company advises the Staff that it does not believe it is substantially dependent on the license agreement with Temple University. The license agreement grants a license to patents for controlled drug release used by the Company's product, BEKINDA®, which is just one of the Company's nine therapeutic candidates, and possibly a number of years away from significant commercial sales.

Moreover, all the patents that are subject to the Agreement expire in 2018, which may even be before the Company product that uses them is approved for marketing. The Company has several other more important patent applications that were filed by the Company and could provide the Company with patent protection through 2034 and are much more important to protecting the Company’s product

Furthermore, the Company considers the payment terms under the license agreement for the foreseeable future to be immaterial, and therefore no disclosure was provided in the Form 20-F. There were no up-front payments under the license agreement. In addition, the royalty payments, which are not anticipated to be material and will not be payable following expiration of the patents in 2018, are subject to future regulatory approval, if received, and are only due if and when sales will commence.

Therefore, the Company does not believe that is substantially dependent on the license agreement with Temple University.

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at +972-3541-3131 (telephone) or micha@redhillbio.com (e-mail).

Very truly yours,

/s/ Micha Ben Chorin
Micha Ben Chorin
Chief Financial Officer

cc:  Rick A. Werner, Esq.

       Haynes and Boone, LLP

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